

March 11, 2014

<u>Via E-mail</u>
Joseph Ragan
Chief Financial Officer
Globe Specialty Metals, Inc.
600 Brickell Ave. Suite 1500
Miami, FL 33131

> **Re: Globe Specialty Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **Response Dated February 5, 2014**
> **File No. 001-34420**

Dear Mr. Ragan:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

1.   We reviewed your response to comment 1 of our letter dated January 22, 2014 regarding the total assets, total revenues and net income for your mining operations/facilities, but have not received the un-redacted version of your response. We re-issue comment 1. Please provide the asset valuation, net profits, and total revenues for your Alden Resources, the Alabama Sand & Gravel, and all related mining/processing facilities to verify your statement of materiality.

You may contact George Schuler, Mining Engineer at 202-551-3718 regarding this engineering comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining